

Mail Stop 3561

February 2, 2018

Louis G. Schott
Interim Chief Executive Officer
EnerJex Resources, Inc.
4040 Broadway Street, Suite 425
San Antonio, TX 78209

     Re: EnerJex Resources, Inc.
            Amendment No. 2 to
            Registration Statement on Form S-4
            Filed January 25, 2018
            File No. 333-221712

Dear Mr. Schott:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2018 letter.

Table of Contents, page 5

1. We note your response to our prior comment 5 and reissue in part. You continue to refer to "a private placement" in the description of Proposal No. 1 in the table of contents. Please revise your description of Proposal No. 1 here for consistency with other descriptions of this proposal in the filing.

Preliminary Proxy Statement/Prospectus, page 9

2. We note your reference to "proposal to approve the issuance of common stock upon the conversion of Series A and Series B preferred shares." It appears that the proposals

included in the preliminary proxy statement/prospectus relate to conversion of Series A and Series C preferred shares, not Series B preferred shares. Please revise or advise.

Exhibit 5.1

3. Please have counsel revise the opinion to reference 22,496,190 shares of common stock being registered or advise. The current opinion relates to 22,406,190 shares of common stock.

Exhibit 23.5 Consent of Independent Registered Public Accounting Firm

4. We note that the second paragraph of the auditors consent indicates that they consent to the use of the aforementioned report, dated May 15, 2017, except for the effects of the 1-for-2 reverse stock split described in Note 11, as to which the date is June 7, 2016, on the audit of the financial statements of AgEagle Aerial Systems, Inc., which is contained in the S-4/Proxy Statement filed by Enerjex Resources, Inc. However, we note that the report of the independent auditor contained on page 160 does not include this "except for" statement. Also, it appears from Note 8 of the audited financial statements, that this reverse stock split was effected on June 7, 2016 and included in the historical financial statements prior to the initial audit date of May 15, 2017. Please revise your consent to remove this "except for" statement.

You may contact Patrick Kuhn at (202) 551-3308 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Joel D. Mayersohn, Esq.
        Dickinson Wright PLLC